Exhibit 99.6

BCE Inc.

EXHIBIT TO 2015 FIRST QUARTER FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended March 31, 2015 and give effect to the issuance and redemption of all long-term debt since April 1, 2014 as if these transactions occurred on April 1, 2014 and are based on unaudited financial information of BCE Inc.

March 31, 2015
Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	4.3 times
Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	4.4 times